

June 9, 2014

Via E-mail
Jose Montero
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re:** **Copa Holdings, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 29, 2014**
> **File No. 001-32696**

Dear Mr. Montero:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5: Operating and Financial Review and Prospects
B. Liquidity and Capital Resources, page 57

1. We note per the risk factor on page 14 that continued delays in remitting funds currently held in Venezuela or converting funds at a lower exchange rate could adversely affect liquidity. Please tell us and provide disclosure describing such adverse effects and what measures you plan to take to ensure sufficient liquidity pending repatriation or devaluation of current outstanding amounts.

2. We note that you are in the process of substantially reducing your service to Venezuela to reduce your exposure to further accumulations of unremitted cash and have already carried out other actions to restrict ticket sales in the country. Given the significance of revenues from operations to and from Venezuela in previous periods, please tell us what actions you have implemented, and plan to implement, as well as the impact these service reductions are expected to have on your short term and long term operating revenues

(including any limitations on prices charged for tickets sold for flights to and from Venezuela), profitability, and cash flows. Include in your response the expected impact on the valuation of your aircraft if excess capacity is expected.

3. In light of the increasing delays the company has experienced for approvals by the Venezuelan government to repatriate funds, including recent delays of up to 12 months, please tell us what consideration has been given to classifying these funds as a non-current asset in the statement of financial position.

4. In future filings, please consider providing disclosure that allows an investor to understand the portion of the investment balance that has been requested for repatriation based upon the rate in effect in 2013 and the portion of the balance subject to the new rates passed in 2014 for airline ticket purchases.

5. Please tell us and disclose the amount of funds that have been repatriated in each financial period presented. Consider providing disclosure that allows an investor to understand the accumulation of the investment balance with regard to the financial period the flights took place.

6. We note that 8.3% of your revenue originated from sales in Argentina for the period ended December 31, 2013. To the extent the sales are material in future periods, please provide a discussion on what is happening within the country with regard to the nationwide index released in 2014 and its impact on consumer prices, including any expected impact to airlines ticket prices.

Consolidated Statement of Cash Flows, page F-6

7. Please tell us the nature of the $102 million identified as 'advance payments on aircraft purchases contracts reimbursements' in the investing section of the cash flow statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or Theresa Messinese at 202-551-3307 with any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief